恒生銀行
HANG SENG BANK

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05013200

82-1747

Our Ref: HOS CSE 050850

Securities and Exchange Commission
Office of International Corporate Finance
450 5th Street, NW
Washington, DC 20549
USA

7 December 2005

SUPPL

SEC MAIL RECEIVED PROCESSING
DEC 09 2005
WASH. D.C. 213 SECTION

Attention: Ms Janette M Aalbregtse

Dear Sirs

APPOINTMENT OF AN EXECUTIVE DIRECTOR

We write to advise that our Board of Directors has appointed Mr Chan Kwok Wai as an Executive Director of the Bank with effect from 7 December 2005.

For your information, we enclose a copy of the press release, which was issued today, in respect of the above appointment.

Yours faithfully

Godwin Li
Company Secretary

Encl

PROCESSED
DEC 12 2005
THOMSON FINANCIAL

恒生銀行有限公司 Hang Seng Bank Limited
香港中環德輔道中83號 83 Des Voeux Road Central Hong Kong
電話 Tel (852) 2198 1111 圖文傳真 Fax (852) 2868 4047

Press Release

7 December 2005

HANG SENG ANNOUNCES BOARD APPOINTMENT

新聞稿

Hang Seng Bank has appointed Mr Patrick Chan Kwok Wai, 49, General Manager and Chief Financial Officer, as an Executive Director with effect from today (7 December 2005).

Mr Chan will remain as Chief Financial Officer of the Bank and a Director of Industrial Bank Co., Limited, a mainland China bank in which Hang Seng holds a 15.98% stake. He will also continue with his strategic planning responsibilities for Hang Seng.

Mr Chan joined Hang Seng in 1995 with a broad range of experience in financial management gained from several international and locally-listed financial institutions. An accountant by training, Mr Chan obtained a Master of Business Administration degree from the University of Warwick.

Mr Raymond Or, Vice-Chairman and Chief Executive, said: "Patrick possesses sound financial knowledge and has distinguished himself since joining Hang Seng 10 years ago. His insight and professional expertise have brought great benefit to the Bank."

A brief biography of Mr Chan is attached.

Founded in 1933, Hang Seng Bank is a principal member of the HSBC Group. It operates 156 branches and automated banking centres in Hong Kong; a branch in Macau; and a network of 12 mainland China outlets, including six branches (in Beijing, Shanghai, Guangzhou, Shenzhen, Fuzhou and Nanjing), four sub-branches (three in Shanghai and one in Shenzhen) and two representative offices (in Xiamen and Dongguan). The Bank also has a representative office in Taipei.

With consolidated assets of HK$569.7 billion as at 30 June 2005, the Bank reported a profit attributable to shareholders of HK$6,045 million for the first six months of 2005, and HK$11.40 billion in 2004. For further information on Hang Seng, please visit the Bank's website at www.hangseng.com.

Media enquiries to:
Cecilia Ko 2198-4227

#End#

Biography of Mr Patrick Chan Kwok Wai
Executive Director & Chief Financial Officer
Hang Seng Bank

Mr Patrick Chan Kwok Wai, 49, is Executive Director and Chief Financial Officer of Hang Seng Bank. He joined Hang Seng as Assistant General Manager and Head of Financial Control Division in July 1995.

In 1998 he took up the role of Chief Financial Officer, responsible for the planning and control of the Bank's financial direction, as well as overseeing the Bank's financial standards and discipline. In 2003, he was promoted to Deputy General Manager. He was appointed General Manager on 1 December 2005. He has been a Director and Executive Committee member of Industrial Bank Co., Limited since June 2004.

Mr Chan started his career at Ernst & Young and worked for a number of banks and listed companies in Hong Kong, including Chase Manhattan Bank, Australia and New Zealand Banking Group and Dah Sing Financial Group.

Mr Chan obtained a Master of Business Administration degree from the University of Warwick in 1993.

He is a Member of the Professional Accountants in Business Committee of the Hong Kong Institute of Certified Public Accountants; a Member of the Professional Development Sub-committee of ACCA Hong Kong; a Member of the Advisory Board on Accounting Studies of The Chinese University of Hong Kong; Honorary Vice-President of the Honorary Advisory Board of the HKUST Accounting Students' Society; and a Member of the Investment Committee of the Foundation of Tsinghua University Center for Advanced Study Company Limited.

December 2005